[redacted]

BD 3/26

SEC 09058683 MMISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section

FEB 27 2009

Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8-37601 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ProFunds Distributors, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 High Street, Suite 302
(No. and Street)

| Boston | MA | 02110 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kerry Huecker 240-497-6480
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

| 201 International Circle, Suite 400 | Hunt Valley, | Maryland | 21030 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*





TA 3/26

# OATH OR AFFIRMATION

I, Louis Mayberg, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of ProFunds Distributors, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

A. Michelle Singleton

Notary Public

A. MICHELLE SINGLETON
Notary Public-Maryland
Montgomery County
My Commission Expires
June 16, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act.
- ☐ (k) A Reconciliation between the Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**PROFUNDS DISTRIBUTORS, INC.**
**(A wholly owned subsidiary of ProFund Advisors LLC)**

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TABLE OF CONTENTS

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| | PAGES |
|---|---|
| Independent Auditor's Report | 1 |
| Financial Statements | |
| Statement of Financial Condition | 2 |
| Statement of Operations | 3 |
| Statement of Changes in Stockholder's Equity | 4 |
| Statement of Cash Flows | 5 |
| Notes to Financial Statements | 6 – 9 |
| Supplementary Information | |
| Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission | 10 |
| Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to Possession or Control Requirements Under Rule 15c3-3 | 11 |
| Independent Auditor's Report on Internal Control | 12 – 13 |

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
ProFunds Distributors, Inc.

We have audited the accompanying statement of financial condition of ProFunds Distributors, Inc. (the Company) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the period April 1, 2008 to December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ProFunds Distributors, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the period April 1, 2008 to December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 25, 2009

# PROFUNDS DISTRIBUTORS, INC.
## (A wholly owned subsidiary of ProFund Advisors LLC)
## STATEMENT OF FINANCIAL CONDITION
December 31, 2008

| | |
|---|---|
| **ASSETS** | |
| Cash | $3,177,858 |
| Distribution fees receivable | 195,466 |
| Distribution related fees receivable | 60,205 |
| Prepaid expenses | 81,196 |
| Receivable from affiliate | 56,237 |
| Equipment (net of accumulated depreciation of $35,901) | 15,202 |
| Total assets | $3,586,164 |
| **LIABILITIES** | |
| Accrued distribution related expenses | $1,439,007 |
| Distribution fees payable | 195,466 |
| Payable to affiliate | 23,849 |
| Other accounts payable and accrued expenses | 745,961 |
| Total liabilities | 2,404,283 |
| **STOCKHOLDER'S EQUITY** | |
| Common stock – $1 par value; 1,000 shares authorized; 820 shares issued and outstanding | 820 |
| Capital in excess of par value | 1,494,652 |
| Retained deficit | (313,591) |
| Total stockholder's equity | 1,181,881 |
| Total liabilities and stockholder's equity | $3,586,164 |

See accompanying notes.

**PROFUNDS DISTRIBUTORS, INC.**
**(A wholly owned subsidiary of ProFund Advisors LLC)**
**STATEMENT OF OPERATIONS**
For the Period April 1, 2008 to December 31, 2008

| | |
|---|---|
| **REVENUE** | |
| Distribution and distribution related fees | $3,186,858 |
| Distribution service fees | 5,523,245 |
| Interest income | 58,955 |
| Other income | 12,985 |
| Total revenues | 8,782,043 |
| **EXPENSES** | |
| Distribution and distribution related expenses | 3,186,858 |
| Compensation and benefits | 3,718,925 |
| Fund marketing and promotion | 899,532 |
| Professional fees | 237,542 |
| Communications and technology | 188,501 |
| Licenses and fees | 59,352 |
| Occupancy | 134,768 |
| Other expenses | 326,159 |
| Total expenses | 8,751,637 |
| Income before income tax expense | 30,406 |
| Income tax expense | 8,000 |
| NET INCOME | $ 22,406 |

See accompanying notes.

**PROFUNDS DISTRIBUTORS, INC.**
**(A wholly owned subsidiary of ProFund Advisors LLC)**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
For the Period April 1, 2008 to December 31, 2008

| | Common Stock | Capital in Excess of Par Value | Retained Deficit | Total Stockholder's Equity |
|---|---|---|---|---|
| Balances at March 31, 2008 | $ 820 | $ 994,652 | $ (335,997) | $ 659,475 |
| Capital contributions | - | 500,000 | - | 500,000 |
| Net income for the period April 1, 2008 to December 31, 2008 | - | - | 22,406 | 22,406 |
| Balances at December 31, 2008 | $ 820 | $1,494,652 | $ (313,591) | $1,181,881 |

See accompanying notes.

**PROFUNDS DISTRIBUTORS, INC.**
**(A wholly owned subsidiary of ProFund Advisors LLC)**
**STATEMENT OF CASH FLOWS**
For the Period April 1, 2008 to December 31, 2008

| | |
|---|---|
| **Cash flows provided by (used in) operating activities** | |
| Net income | $ 22,406 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Depreciation expense | 14,252 |
| Decrease in distribution fees receivable | 119,412 |
| (Increase) in distribution related fees receivable | (8,455) |
| (Increase) in prepaid expenses | (72,816) |
| (Increase) in receivable from affiliate | (38,734) |
| (Decrease) in accrued distribution related expenses | (439,546) |
| (Decrease) in distribution fees payable | (119,412) |
| Increase in payable to affiliate | 23,849 |
| Increase in other accounts payable and accrued expenses | 696,619 |
| Net cash provided by operating activities | 197,575 |
| **Cash flows (used in) investing activities** | |
| Purchases of equipment | (29,454) |
| **Cash flows provided by financing activities** | |
| Capital contribution | 500,000 |
| Net increase in cash | 668,121 |
| **Cash** | |
| Beginning of period | 2,509,737 |
| End of period | $3,177,858 |
| **Supplemental Disclosure of Cash Flow Information** | |
| Income taxes paid | $ 15,000 |

See accompanying notes.

Note 1. ORGANIZATION

ProFunds Distributors, Inc. (the "Company") is a wholly owned subsidiary of ProFund Advisors LLC. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

Effective February 29, 2008, ProFund Advisors LLC acquired the outstanding common stock of the Company under a Stock Purchase Agreement among the Company, ProFund Advisors LLC and Citi Investor Services, Inc., the former sole stockholder and a wholly-owned subsidiary of Citibank, N.A.

During October 2008, the Company elected to change its fiscal year end from March 31 to December 31 of each year. Accordingly, the financial statements reflect only the period April 1, 2008 to December 31, 2008.

The Company serves as distributor and underwriter for the mutual funds in the ProFunds and Access One Trusts (the "Funds") and a portion the Company's revenues are earned from the Funds from the sale of the Funds' shares and from income received under a third party marketing agreement as described in Note 2. The Company also provides distribution, shareholder and wholesaling support to ProFund Advisors LLC and ProShare Advisors LLC related to the marketing and promotion of the Funds.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Method of Reporting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

B. Cash

The Company maintains cash deposits in a bank which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

C. Revenue Recognition

Distribution fees represent 12b-1 and shareholder servicing fees paid by the Funds pursuant to Distribution Agreements between the Funds and the Company. These fees are principally determined based on average daily net assets of the Funds and are accrued monthly.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

C. Revenue Recognition (continued)

The Company has an agreement with a third party asset manager of an investment vehicle in which the Money Market ProFund invests. Under this agreement, the third party provides funding for marketing, advertising and distribution related activities of the Money Market ProFund and other ProFunds. During the period April 1, 2008 to December 31, 2008, the Company recorded $438,017 of revenues earned from the third party and $438,017 of associated marketing/advertising/distribution related expenses. These amounts are reflected in the statement of operations as distribution and distribution related fees and distribution and distribution related expenses, respectively.

Pursuant to a Distribution Services Agreement between the Company, ProFund Advisors LLC and ProShare Advisors LLC, distribution service fees are fees earned from ProFund Advisors LLC and ProShare Advisors LLC for distribution, shareholder and wholesaling support. These fees are billed and earned monthly. The fees contain a fixed monthly amount plus a variable portion for total costs directly incurred by the Company for services provided under the Distribution Services Agreement.

D. Distribution and Distribution Related Expenses

Distribution expense represents 12b-1 fees paid to other broker-dealers which originally sold the Funds' shares that generated the distribution fees pursuant to the Distribution Agreements. Distribution fees not paid to selling brokers are used to support other distribution related activities as allowed under the Distribution and Service Plan. Distribution related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses.

E. Equipment

Equipment is stated at cost, net of accumulated depreciation. Depreciation is charged to operations over the estimated lives of the equipment, ranging from 5 to 7 years, utilizing the straight-line and accelerated methods.

F. Income Taxes

Effective February 29, 2008, the date of acquisition of the Company by ProFund Advisors LLC, the Company files its own U.S. federal and applicable state income tax returns and calculates income tax expense as a stand alone entity. Prior to February 29, 2008, the Company was part of a consolidated group for tax reporting purposes.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

F. Income Taxes (continued)

The Company accounts for income taxes using the asset and liability method. Under this method, income taxes are provided for amounts currently payable and for amounts deferred as tax assets and liabilities based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. As the Company has no significant differences between the carrying amounts and tax bases of its assets and liabilities, the Company has no deferred tax assets or liabilities. Accordingly, the Company's income tax provision for financial reporting purposes approximates its income tax expense for U.S. federal and state income tax purposes. There are no net operating loss carryforwards to offset future years taxable income.

The Company has continued to evaluate the application of Financial Accounting Standards Board Interpretation No. 48 (FIN 48) entitled "Accounting For Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" to the Company, and determined that FIN 48 does not have a material impact on the Company's financial statements. In connection with the application of FIN 48, the Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. The 2008 tax year generally remains subject to examination by U.S. federal and most state tax authorities.

Note 3. RELATED PARTY TRANSACTIONS

As previously described, the Company derives a majority of its revenues from affiliated entities, primarily distribution fees from the Funds and distribution service fees from ProFund Advisors LLC and ProShare Advisors LLC.

Effective February 29, 2008, the Company entered into an Expense Sharing Agreement with ProFund Advisors LLC pursuant to which ProFund Advisors LLC provides various services to the Company such as use of office facilities, equipment, personnel and other administrative services. ProFund Advisors LLC charges the Company an administrative service fee for these services designed to cover the costs of providing such services. The administrative service fee charged by ProFund Advisors LLC amounted to $497,400 for the period April 1, 2008 to December 31, 2008. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

During the period April 1, 2008 to December 31, 2008, the Company acquired certain fixed assets from its affiliates. These assets were purchased at the net book value at the date of purchase.

Note 4. NET CAPITAL REQUIREMENT

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2008, the Company had net capital under the Rule of $969,041, which was $808,756 in excess of its minimum required net capital of $160,285. The Company's ratio of aggregate indebtedness to net capital at December 31, 2008 was 2.48 to 1.

Note 5. REGULATORY COMPLIANCE

The Company has claimed exemption from the provisions of SEC Rule 15c3-3 under subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

Note 6. CONTRACTS

The Company has Distribution Agreements with the Funds under which it provides distribution services. The Distribution Agreements continue in effect until terminated by either party. The Company receives commissions on sales of certain new shares of the Funds and 12b-1 and shareholder servicing fees paid by the Funds for shares sold which are still outstanding.

The Company enters into sales agreements with various selling broker-dealers related to the sale of the shares of the Funds. The Company pays these broker-dealers distribution expense (12b-1 fees or commissions) as outlined in their respective agreements.

The Company also has a Compliance Consulting Services Agreement with Foreside Distributors, LLC ("Foreside") for which Foreside performs certain compliance consulting services on an outsourced basis. The agreement contains a fixed monthly fee and is in effect until termination by either party.

Note 7. EMPLOYEE BENEFIT PLAN

The Company contributed to a qualified 401(k) plan (the Plan) during the period April 1, 2008 to December 31, 2008, for the benefit of eligible employees of the Company. The eligible employees may elect to defer a portion of their compensation and the Company will make matching contributions as described in the Plan. Contributions charged to expense were $12,401 for the period April 1, 2008 to December 31, 2008.

Note 8. INDEMNIFICATIONS

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's maximum exposure under these contracts is not currently known, as any such exposure would be based on future claims which could be made against the Company. Management is not currently aware of any such pending claims and expects the risk of any future material obligation under these indemnifications to be remote.

**PROFUNDS DISTRIBUTORS, INC.**
**(A wholly owned subsidiary of ProFund Advisors LLC)**

# SUPPLEMENTARY INFORMATION

**PROFUNDS DISTRIBUTORS, INC.**
**(A wholly owned subsidiary of ProFund Advisors LLC)**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
December 31, 2008

| | | |
|---|---|---|
| Total stockholder's equity | | $1,181,881 |
| Deductions for nonallowable assets | | |
| Distribution related fees receivable | $ 60,205 | |
| Prepaid expenses | 81,196 | |
| Receivable from affiliate | 56,237 | |
| Equipment | 15,202 | 212,840 |
| Net capital | | 969,041 |
| Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000) | | 160,285 |
| Excess net capital | | $ 808,756 |
| Total aggregate indebtedness (total liabilities) | | $2,404,283 |
| Percentage of aggregate indebtedness to net capital | | 248.1% |

Statement Pursuant to Paragraph (d) of Rule 17a-5:

There are no material differences between the computation above and the computation included in the December 31, 2008 Unaudited FOCUS Report, Form X-17a5, Part II.

**PROFUNDS DISTRIBUTORS, INC.**
**(A wholly owned subsidiary of ProFund Advisors LLC)**
**COMPUTATION FOR DETERMINATION OF**
**RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3**
**AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS**
**UNDER RULE 15c3-3**
December 31, 2008

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1) – all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

**PROFUNDS DISTRIBUTORS, INC.**
**(A wholly owned subsidiary of ProFund Advisors LLC)**

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Supplementary Report to Financial Statements and Supplementary Information (Form X-17a-5)

For the Period April 1, 2008 to December 31, 2008

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholder of
ProFunds Distributors, Inc.

In planning and performing our audit of the financial statements of ProFunds Distributors, Inc. (the Company) as of December 31, 2008 and for the period April 1, 2008 to December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 25, 2009

# PROFUNDS DISTRIBUTORS, INC.
**(A wholly owned subsidiary of ProFund Advisors LLC)**

## FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

December 31, 2008

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Commission
For the Period April 1, 2008 to December 31, 2008